Matthew B. Hemington

+1 650 843 5062

hemingtonmb@cooley.com

September 20, 2018

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tom Jones

Re:	SI-BONE, Inc.
Draft Registration Statement on Form S-1
Submitted July 31, 2018
CIK No. 0001459839

Ladies and Gentlemen:

On behalf of SI-BONE, Inc. (“SI-BONE” or the “Company”), the following information is in response to a letter, dated August 28, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on July 31, 2018. The Company is concurrently and publicly filing a Registration Statement on Form S-1, which includes changes that reflect the Comments (the “Registration Statement”). The numbering of the paragraphs below corresponds to the numbering of the comments (the “Comments”) in the letter. For the Staff’s convenience we have incorporated your Comments into this response letter.

Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Market Opportunity, page 4

1.

It appears that the potential market for iFuse in the United States has declined. Please disclose the reasons for the decline. Also, ensure your disclosure on page 70 addresses any known trends or uncertainties related to this decline that are reasonably expected to have a material effect on your results of operations.

We do not believe the size of the market for iFuse in the United States has declined. Rather, due in part to comments received from potential investors during testing the waters meetings held in 2017, we changed the methodology used to estimate the size of the market that we present to investors, which yielded a smaller estimate of the overall market size. These meetings were held after we confidentially submitted prior versions of our draft registration statement with the Commission, which included an estimate of the market potential of 465,000 SI joint procedures per year. Our previous estimates were based on an estimate of the prevalence of chronic low back pain (the number of people at any given time suffering from the condition), and extrapolated from that estimate the number of patients who likely suffer from SI joint dysfunction and the number who could become surgical candidates. Some investors commented that the more meaningful estimate was that of the number of new cases of SI joint dysfunction that develop each year, and the number of those that would likely become candidates for surgery. Our revised market sizing estimate begins with an estimate of the incidence of new cases of SI joint dysfunction, or the number of people who first develop SI joint dysfunction each year, obtained by dividing the estimated prevalence by the average episodic duration, or length

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

United States Securities and Exchange Commission

September 20, 2018

Page Two

of time that an average patient has been in pain. This revised methodology resulted in a more conservative picture of the overall market size. Because widespread awareness of SI joint dysfunction has only developed more recently, the methodologies and results of efforts to estimate its incidence may vary widely, but we are unaware of any evidence suggesting that the incidence or prevalence of the condition, or the number of patients that may be candidates for surgery, has declined over time. Further, we believe the market opportunity for iFuse is increasing, due in part to more widespread insurance coverage for the procedure, as well as our efforts to educate the market regarding SI joint dysfunction.

Contractual Obligations, page 80

2.

Please revise to clarify the dollar amount of the contracts excluded from the table based on the criteria mentioned in the last sentence of the second paragraph of this section. Also tell us the authority on which you rely to exclude those contracts from the table.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 81 of the Registration Statement.

*        *        *

Please contact me at (650) 843-5062 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

COOLEY LLP

/s/ Matthew B. Hemington

Matthew B. Hemington

cc:	Laura Francis, SI-BONE, Inc.
Mike A. Pisetsky, SI-BONE, Inc.
John T. McKenna, Cooley LLP
Michael Benjamin, Latham & Watkins LLP
Peter J. Sluka, Latham & Watkins LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com